Northeast Investors Trust

125 High Street – Suite 1802

Boston, MA 02110

Phone 800-225-6704 Fax 617-742-5666

April 22, 2020

Megan Miller

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street N.E.

Washington, D.C. 20549

RE: Northeast Investors Trust (the “Trust”)

Dear Ms. Miller:

This letter is in response to matters communicated by you on April 2, 2020 regarding items identified by the staff of the Securities and Exchange Commission (the “Staff”) following a review of the Trust’s September 30, 2019 annual report filed on Form N-CSR.

Item 1: The Staff asked for a description of how the liquidity profile of the Trust is determined and whether the Trust should enhance its N-1A disclosure regarding liquidity risk.

In accordance with “Rule 22e-4”, the Trust approved a liquidity risk management program that adopted policies and procedures that require management to assess, manage and review the Trust’s liquidity risks including the liquidity classification of Trust holdings by four liquidity metrics. To this end, the Trust will undertake classification determinations using factors including, but not limited to, reasonably anticipated trading size, the existence of an active trading market, the average daily trade volume, and bid-ask spreads. Further, the Trust may consider other characteristics such as restriction on or the physical custody of securities.

Although the Trust believes the liquidity risk disclosure in the N-1A is appropriate and in-line with industry standards it will consider enhancing such disclosure conjunction with its next N-1A filing.

Item 2: The Staff noted that according to Reg. S-X 12-12, the Trust’s descriptions of its preferred stocks in the Schedule of Investments should include rates and maturity dates where applicable. The Staff also suggested that the Trust consider reflecting preferred stocks separately from common stocks in the Schedule of Investments.

In accordance with Reg. S-X 12-12, going forward the Trust will ensure that preferred stock descriptions on the Schedule of Investments will include rates and maturity dates as applicable. In addition, the Trust will list preferred stocks and common stocks separately on future filings.

Item 3: The Staff noted that the Trust’s description of the ‘Ratio of interest expense to average net assets’ displayed on the Financial Highlights should also include the commitment fee.

The calculation for the ‘Ratio of interest expense to average net assets’ includes both interest expense and commitment fees. The Trust will therefore update this description to reference both interest expense and commitment fees in future reports.

Item 4: The Staff noted that the expense ratio listed on the Trust’s Fact Sheets found on its website is as of annual and semi-annual period ends and suggested adding language that the current expense ratio may differ from those reported on the fact sheets.

The Trust will note the date of the expense ratio on the fact sheet going forward.

Item 5: The Staff asked that we confirm that the principal amount reported on the Schedule of Investments for the Republic of Argentina GDP Linked Security reflects U.S. dollars.

The Trust confirms that the principal amount of Republic of Argentina GDP Linked Security as reported is denominated in U.S. dollars.

Finally, the Trust acknowledges the Staff’s comment regarding Form N-CSR and will use the most recent version of the form in future filings.

Please do not hesitate to contact me directly at 857-263-8111 should you have any additional comments or need any additional information.

Sincerely,

/s/ David Randall

Vice President

Chief Compliance Officer